FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Astris Energi Inc. Unit 6 - 2175 Dunwin Dr. Mississauga, Ontario L5L 1X2

Item 2	Date of Material Change

June 6, 2007

Item 3	News Release

A press release with respect to the material change described herein was issued on June 6, 2007 and filed on SEDAR, a copy of which is attached hereto as Schedule “A”.

Item 4	Summary of Material Change

Astris Energi Inc. announced that it has executed a binding asset purchase agreement with MKU Canada Inc. (“MKU”), a corporation incorporated under the laws of Ontario, Canada, to sell substantially all of its assets to MKU. MKU is a wholly-owned subsidiary of Green Shelters Innovations Ltd. (“GSI”). GSI is a wholly-owned subsidiary of Green Shelters (India) Private Ltd.

Item 5	Full Description of Material Change

See Schedule “A” attached hereto.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Confidentiality is not requested.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

For further information contact Anthony Durkacz, Vice President of Finance of Astris Energi Inc. at (905) 608-2000.

The foregoing accurately discloses the material change referred to herein.

DATED at Mississauga, Ontario, this 12th day of June, 2007.

ASTRIS ENERGI INC.

By:	/s/ Anthony Durkacz
Anthony Durkacz
Vice President of Finance

Schedule “A”

Astris Energi Signs Binding Agreement to Sell Assets for consideration of US$5.8 Million and Announces Shareholders Meeting

MISSISSAUGA, ONTARIO, CANADA, June 6, 2007 — Astris Energi Inc. (OTC Bulletin Board - ASRNF) (the “Company” or “Astris”), a provider of affordable stationary and motive fuel cells, announced today that it has executed a binding asset purchase agreement (“APA”) with MKU Canada Inc. (“MKU”), a corporation incorporated under the laws of Ontario, Canada, a wholly-owned subsidiary of Green Shelters Innovations Ltd. (“GSI”), a wholly-owned subsidiary of Green Shelters (India) Private Ltd, to sell substantially all of its assets to MKU.

This transaction, which was negotiated by the Special Committee of the Board of Directors of Astris, includes the sale of substantially all of the assets of the Company, including its fuel cell and test load technology assets for consideration of: (i) approximately US$3.1 Million in cash; (ii) forgiveness of US$1.6 Million of face value secured convertible debentures held by ACME Global Inc. (a subsidiary of GSI) and accrued interest of US$175,000; (iii) an option for Astris to redeem and then cancel 4,248,750 shares recently acquired by ACME Global Inc. for US$0.08 per share, for nominal consideration; and (iv) a secured convertible promissory note funding commitment of a minimum of US$150,000 per month to finance operations to closing and to be forgivable thereafter.

Immediately after closing, existing management will resign both as officers and directors of the Company. It is the intention of the Board of the Company to appoint a new CEO with a mandate to utilize the remaining cash and residual tax losses to seek new business opportunities.

“With little remaining cash to fund operations, considerable debt and a poor investment climate for fuel cell companies, the Company embraced the opportunity to realize significant value for its technology” said Michael Liik, Chairman of the Special Committee. He went on to say: “We believe that the cash alone remaining upon completion of this transaction equates to approximately US $0.06 per share which represents a significant premium to market. Additionally with no debt, about US$3 Million in remaining cash, and significant tax losses in a publicly traded vehicle following the closing of the transaction, the Company will be in a unique and favourable position to pursue other business opportunities. If shareholders do not vote in favour of this agreement at the upcoming annual and special shareholders meeting on July 10, 2007, the Company may have extremely limited alternatives to continue as a going concern.”

The obligation of the parties to consummate this transaction will be subject to the following primary conditions: 1) no material adverse change to Astris’ business; 2) execution of employment agreements between GSI and key personnel of Astris; 3) completion prior to July 31, 2007; 4) approval by at least two thirds of the votes cast at a Special Meeting of Astris shareholders on July 10, 2007; 5) closing terms typical of an asset purchase; 6) receipt of all necessary government approvals; and 7) exclusivity to MKU for the period to closing. As such, the Company has agreed to a non-refundable break-up fee equal to the greater of any advances under the secured convertible promissory note operating facility described above or $500,000, at the time of any breach. Upon termination, the promissory note would immediately become due and payable.

An Annual and Special Meeting of Shareholders has been called for Tuesday July 10, 2007 at 10:00AM EST at the offices of Lang Michener LLP, BCE Place, 181 Bay Street, 25th Floor, Toronto, Ontario, Canada.

This transaction has received the unanimous endorsement of the Company’s Board, whose members have also agreed to vote their shares in favour. A circular outlining further details of this transaction will be mailed to shareholders. More details on this APA will be filed on www.sec.gov and www.sedar.com.

About MKU Canada Inc. (“MKU”) and Green Shelters Innovations Ltd. (“GSI”)

MKU is a corporation incorporated under the laws of Ontario, Canada. It is a wholly owned subsidiary of GSI. GSI is a research and development company organized under the laws of the Republic of Cyprus. It currently holds a portfolio of technologies in various industries including telecom equipment, alternate energy, air conditioning and refrigeration, waste water treatment and sewage treatment. Acme Global Inc., a Delaware corporation, is a wholly owned subsidiary of GSI. Acme Global Inc. has research and development laboratories in Rochester, New York and Saskatoon, Canada.

Notes on Forward-Looking Statements

This press release contains forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, without limitation, statements with respect to Astris’ plans, objectives, expectations and intentions and other statements identified by words such as “may,” “could,” “would,” “should,” “believes,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” or similar expressions. These statements are based upon the current assumptions, beliefs and expectations of Astris’s management and are subject to known and unknown risks and uncertainties, many of which are beyond Astris’ control. Such risks include those detailed in Astris’s filings with the Securities and Exchange Commission and the Alberta Securities Commission. Actual results may differ from those set forth in the forward-looking statements. Astris undertakes no obligation to update any forward-looking statements, except as required by law.

For further information, please contact:

Anthony Durkacz
Vice President Finance
Ph: 905-608-2000
Fx: 905-608-8222
Astris Energi Inc